Exhibit 99.1
ECARX Announces First Quarter 2026 Unaudited Financial Results

London, May 19, 2026 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a leading global automotive intelligence company, today announced unaudited financial results for the quarter ended March 31, 2026.

Ziyu Shen, ECARX CEO, commented, "The first quarter of 2026 was defined by continued disciplined execution and continued global momentum, demonstrating the underlying resilience of our core business. Despite traditional seasonality and a complex macroeconomic environment marked by memory component inflation, our disciplined execution mitigated the modest impact on our topline into meaningful profitability improvements. We successfully expanded our gross margin to 21.4% and nearly halved our operating loss from the same period last year. Perhaps most notably, we achieved our third consecutive quarter of positive adjusted EBITDA at US$4 million. This resilient performance is the direct result of the strategic framework we established late last year where our focus remains firmly on accelerating our globalization strategy, investing in our R&D roadmap, and optimizing our lean operating strategy to sustain profitability. R&D costs were down 32% YoY, driven by continued resource prioritization and the internal deployment of AI across our business to drive innovation while reducing structural costs.

We are rapidly accelerating our transformation into a truly global technology leader. To support our expanding commercial footprint and align with global best practices, we have recently actively strengthened our corporate governance and leadership team, separating the roles of Chairperson and CEO and welcoming Lone Fønss Schrøder to lead our Board of Directors, alongside Dylan D. Jeng as our new Chief Financial Officer. With our offices in Singapore now fully operational, and the capital raised late last year actively being deployed, we are well-positioned to execute our expanding pipeline across Europe, the Americas, and Southeast Asia. We remain firmly focused on our target to generate 50% of total revenue from international markets by 2030.

Commercially and technologically, our momentum continues to build as we capture higher-value opportunities across our technology stack. Deepening our strategic ecosystem of technology partners remains a core priority, a powerful endorsement of our proven full-stack hardware and software capabilities and long-term growth potential. Concurrently, our exploration of a strategic transaction with DreamSmart Technology highlights our ambition to own the critical software application layers of the intelligence-centric vehicle experience. Today we announced a landmark strategic partnership with May Mobility, a leading US autonomous vehicle technology company, to bring ECARX’s intelligent driving capacity to May Mobility’s future autonomous fleet for ride-hail development. We entered 2026 with a clear roadmap, and we are successfully executing against it. Leveraging our strong reputation and proven high-performance computing platforms that power software-defined vehicles, we are uniquely positioned to capitalize on the surging global demand for higher-value software and physical AI across the automotive industry.”
First Quarter 2026 Financial Results:
•Total revenue was US$131.5 million, down 22% year-over-year (“YoY”).
◦Sales of goods revenue was US$113.8 million, down 6% YoY. The decrease was mainly driven by the challenging market environment as well as our deliberate strategic decision in Q2 last year to actively phase out our lower-margin, legacy platform business, which created a high base effect when compared to Q1 2025. On the other hand, the decrease was partially offset by the price adjustment to pass through higher memory cost impact, which increased sales of goods revenue.
◦Software license revenue was US$1.6 million, down 94% YoY, primarily due to a one-time software license revenue of US$25 million recorded in the first quarter last year.
◦Service revenue was US$16.1 million, down 25% YoY. The change primarily reflected the timing of design and development contract deliveries and booking schedules. As such, it generally tracks the vehicle launch cycle in Q1 2026, which is expected to accelerate in subsequent quarters.
•Total cost of revenue was US$103.3 million, down 23% YoY, primarily driven by a decrease in the sales volume of automotive computing platform products, as well as in the software license revenue.

•Gross profit was US$28.2 million, down 15% YoY, resulting in the gross margin of 21.4%. The decrease in gross profit was primarily due to the declined sales of goods volume and one-time software licensing revenue. On the
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other hand, gross margin percentage increased from 19.8% to 21.4% YoY due to the price adjustment as well as product mix optimization.

•Research and development expenses were US$23.5 million, down 32% YoY, primarily driven by the continued resource prioritization that enhanced operational efficiencies and synergies from R&D integration and the internal deployment of AI across our business to drive innovation while reducing structural costs.

•Selling, general and administrative expenses and others, net were US$17.7 million, down 24% YoY, primarily driven by the continued improvement in global operating efficiencies and lower share-based compensation expenses incurred during the quarter.
•Net loss was US$11.0 million, compared with US$27.2 million during the same period last year. The improvement was primarily attributable to the reduction in total operating expenses as well as the gain from sale of a portion of an equity method investment during the quarter, partially offset by the decline in gross profit, and an increase in interest expense compared to the same period last year.
•Adjusted EBITDA (non-GAAP) gain was US$4.0 million, compared with adjusted EBITDA (non-GAAP) loss of US$14.5 million in the same period last year. See “Non-GAAP Financial Measure.”
•Total cash as of March 31, 2026 was US$70.1 million.

•Looking ahead, our visibility into the remainder of the year gives us the confidence around our strategic trajectory:

•Based on our current backlog and accelerating commercial pipeline, we are reiterating our full-year 2026 guidance of US$1.0-US$1.1 billion in total revenue.

•Our margin profile will naturally be influenced by the ongoing dynamics and uncertainty around global memory costs, as well as the cadence of our strategic investments. We do expect that in the coming quarters, gross margin and operating profitability will be negatively impacted by memory cost dynamics.

Recent Business Development Highlights and Updates

Strengthening Corporate Governance and Leadership Team
•Appointed Lone Fønss Schrøder as Chairperson of the board of directors, separating the roles of Chairperson and CEO to strengthen governance and align with global best practices, alongside new Chief Financial Officer Dylan D. Jeng, who will drive financial discipline from the newly operationalized Singapore office

Expanding Global Footprint and Automaker Partnerships
•Over 11 million vehicles on the road globally with ECARX technologies as of March 31, 2026
•Today announced that we will partner with May Mobility, a leading US autonomous vehicle technology company, to bring ECARX’s intelligent driving capacity to May Mobility’s future autonomous fleet for scaling ride-hail development, expanding ECARX’s addressable market into the autonomous ride-hailing market
•Advanced the Volkswagen Group partnership into the industrialization phase remaining firmly on track ahead of the anticipated 2027 launch for the Latin American market
•Secured a new contract win with a leading Chinese automaker outside the Geely ecosystem with mass-production expected to start in later 2026
•Actively deploying the nearly $200 million in capital raised in late 2025 and early 2026 to scale global operational infrastructure across South America and Singapore and build a dedicated R&D hub in Germany

Deepening Innovation-Driven R&D Ecosystem
•Announced a preliminary plan to potentially acquire a minority stake and select intellectual property from DreamSmart Technology to directly integrate the critical FlyMe Auto application layer
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•Recognized a $14 million financial gain from divesting a minority portion of shares in SiEngine to a third-party investor to monetize foundational technology while maintaining deep technological integration as its largest shareholder

Technological Advancements and Product Launches
•Shipped over 360,000 units during the quarter, with shipments of high-end Pikes® and Antora® solutions increasing by approximately 73% year-over-year
•Initiated mass production for four new vehicle models across three brands deploying Pikes® and Antora® solutions combined with the Cloudpeak® cross-domain software stack and Flyme Auto
•Debuted the Zenith computing platform at CES powered by the Snapdragon Elite Automotive Platform from Qualcomm Technologies, delivering a highly integrated cabin-to-ADAS system targeted for mass production in 2027

# # #
Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Tuesday, May 19, 2026, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/st42j89f.

To join the earnings call by telephone, participants must preregister at https://register-conf.media-server.com/register/BI3f07448d8f004da7a74454e66175399f to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems.

As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX’s proven technology is deployed across over 11 million vehicles worldwide, and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence.

Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 13 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

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For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2025	As of March 31, 2026
Millions, except otherwise noted	US$	US$
ASSETS
Current assets
Cash	87.1	61.0
Restricted cash	6.1	9.1
Short-term investments	31.2	48.3
Accounts receivable – third parties, net	14.8	20.8
Accounts receivable – related parties, net	185.5	140.7
Notes receivable	6.0	5.5
Inventories	62.3	101.0
Amounts due from related parties	53.7	70.4
Prepayments and other current assets	36.5	71.0
Total current assets	483.2	527.8

Non-current assets
Long-term investments	61.5	61.9
Property and equipment, net	26.7	28.3
Intangible assets, net	40.4	38.1
Operating lease right-of-use assets	16.8	15.5
Goodwill	3.7	3.7
Other non-current assets – third parties	30.2	38.4
Other non-current assets – related parties	—	7.2
Total non-current assets	179.3	193.1
Total assets	662.5	720.9

LIABILITIES
Current liabilities
Short-term borrowings	310.7	344.7
Accounts payable - third parties	192.8	216.7
Accounts payable - related parties	104.5	30.4
Notes payable	19.3	20.7
Amounts due to related parties	54.6	89.3
Contract liabilities, current - third parties	0.1	0.2
Contract liabilities, current - related parties	7.3	5.3
Operating lease liabilities - current	5.0	4.9
Convertible notes payable-current	38.8	34.3
Accrued expenses and other current liabilities	88.9	70.8
Income tax payable	1.0	1.4
Total current liabilities	823.0	818.7

Non-current liabilities
Long-term borrowings	5.6	5.6
Convertible notes payable, non-current	60.3	101.1
Operating lease liabilities, non-current	15.7	15.2
Warrant liabilities, non-current	1.1	1.2
Provisions	17.8	16.5
Other non-current liabilities - third parties	20.7	20.9
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2025	As of March 31, 2026
Millions, except otherwise noted	US$	US$
Deferred tax liabilities	1.7	1.6
Total non-current liabilities	122.9	162.1
Total liabilities	945.9	980.8

SHAREHOLDERS' DEFICIT
Ordinary shares	—	—
Additional paid-in capital	958.1	1,007.2
Treasury shares, at cost	(30.0)	(39.9)
Accumulated deficit	(1,190.5)	(1,201.1)
Accumulated other comprehensive loss	(20.2)	(24.9)
Total deficit attributable to ordinary shareholders	(282.6)	(258.7)
Noncontrolling interests	(0.8)	(1.2)
Total shareholders' deficit	(283.4)	(259.9)
Liabilities and shareholders' deficit	662.5	720.9
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Three Months Ended March 31
	2025	2026
Millions, except share data and per share data, or otherwise noted	US$	US$
Revenue
Sales of goods revenue	120.7	113.8
Software license revenue	25.6	1.6
Service revenue	21.4	16.1
Total revenue	167.7	131.5
Cost of goods sold	(109.3)	(97.5)
Cost of software licenses	(14.3)	(0.7)
Cost of services	(10.9)	(5.1)
Total cost of revenue	(134.5)	(103.3)
Gross profit	33.2	28.2

Research and development expenses	(34.5)	(23.5)
Selling, general and administrative expenses and others, net	(23.4)	(17.7)
Total operating expenses	(57.9)	(41.2)
Loss from operation	(24.7)	(13.0)

Interest income	0.7	1.2
Interest expense	(4.7)	(9.7)
Share of results of equity method investments	0.1	14.2
Foreign currency exchange (losses)/gains	(0.4)	0.9
Others, net	2.1	(3.5)
Loss before income taxes	(26.9)	(9.9)
Income tax expense	(0.3)	(1.1)
Net loss	(27.2)	(11.0)
Net loss attributable to noncontrolling interests	1.2	0.4
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(26.0)	(10.6)
Net loss	(27.2)	(11.0)
Other comprehensive loss:
Fair value change of available-for-sale debt investment, net of nil income taxes	—	(0.7)
Foreign currency translation adjustments, net of nil income taxes	(1.3)	(4.0)
Comprehensive loss	(28.5)	(15.7)
Comprehensive loss attributable to noncontrolling interests	1.1	0.4
Comprehensive loss attributable to ECARX Holdings Inc.	(27.4)	(15.3)
Loss per ordinary share
–Basic loss per share, ordinary shares	(0.08)	(0.03)
–Diluted loss per share, ordinary shares	(0.08)	(0.03)
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares - Basic	332,595,882	364,129,447
–Weighted average number of ordinary shares - Diluted	332,595,882	364,129,447

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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Unaudited Reconciliation of GAAP and Non-GAAP Results
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Three Months Ended March 31
	2025	2026
Millions, except otherwise noted	US$	US$
Net Loss	(27.2)	(11.0)
Interest income	(0.7)	(1.2)
Interest expense	4.7	9.7
Income tax expense	0.3	1.1
Depreciation of property and equipment	1.8	1.8
Amortization of intangible assets	3.8	2.6
EBITDA	(17.3)	3.0
Share-based compensation expenses	2.8	1.0
Adjusted EBITDA	(14.5)	4.0
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